November 5, 2018

Robert Wagner
President, Chief Executive Officer
OneLife Technologies Corp.
5005 Newport Dr.
Rolling Meadows, IL 60008

       Re: OneLife Technologies Corp.
           Amendment No. 2 to Form 10-KT
           Filed October 26, 2018
           File No. 000-55910

Dear Mr. Wagner:

       We have reviewed your October 26, 2018 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Our reference to prior comments is to comments in our October 22, 2018 letter.

Amendment No. 2 to Form 10-KT

Strategy for Growth, page 11

1. We note your response to comment 2 and your disclosure that should the acquisition of
      Yinuo not take place, it will have no effect on the company's financial statements or product offerings. However, on page 17 you also disclose that the planned acquisition is important to the success of the company, that the company will benefit from the planned acquisition through Yinuo's employees, and that Yinuo will become the company's distribution channel of newly emerging products to the Chinese market. Accordingly, please revise to address the impact to the company should the acquisition not close.
 Robert Wagner
OneLife Technologies Corp.
November 5, 2018
Page 2

       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos
Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                         Sincerely,
FirstName LastNameRobert Wagner
                                                         Division of
Corporation Finance
Comapany NameOneLife Technologies Corp.
                                                         Office of
Telecommunications
November 5, 2018 Page 2
cc:       Matthew McMurdo, Esq.
FirstName LastName